SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                            FORM 12b-25
                                          Commission File Number 1-8403
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                    NOTIFICATION OF LATE FILING
(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

               For the Period Ended: June 30, 2000
                                    ---------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
      For the Transition Period Ended: _____________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

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                              PART I
                      REGISTRANT INFORMATION

Full name of registrant                 Energy Conversion Devices, Inc.
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Former name if applicable
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Address of principal executive office (Street and number):

                          1675 West Maple Road
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City, state and zip code     Troy, MI 48084
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                              PART II
                      RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.
(Check box if appropriate.)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)  The accountant's statement or other exhibit required by Rule 12b-25
           (c) has been attached if applicable



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                             PART III
                             NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N- SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On April 11, 2000, the Registrant acquired a substantial portion of the equity interest in a joint venture which previously had been accounted for on the equity method. The Registrant is required to include the financial statements of its former joint venture and present subsidiary in the Registrant's consolidated financial statements.

      As a consequence, the Registrant has experienced unexpected delay in the preparation and audit of the Registrant's consolidated financial statements for fiscal year ended June 30, 2000 in order to assure the accuracy of its financial statements and disclosures. Accordingly, the Registrant is unable to file its report on Form 10-K within the prescribed period.

      The Registrant expects to file its report on Form 10-K significantly in advance of the fifteenth calendar day following the prescribed due date.

                              PART IV
                         OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Roger John Lesinski        (248)        280-1900
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             (Name)               Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            (X) Yes     (  ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            (  ) Yes     (X) No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Energy Conversion Devices, Inc.
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                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     September 28, 1998               By /s/ Roger John Lesinski
    ----------------------------            ------------------------------------
                                            Roger John Lesinski, General Counsel

      Instruction. The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                             ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                        GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and field with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report with the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.